Filed by Rosecliff Acquisition Corp I
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Rosecliff Acquisition Corp I
Commission File No.: 001-40058
Date: August 8, 2023

An artificial intelligence company focusing on predictive medical diagnostics to deliver faster and more accurate treatment decisions

Wensheng Fan Co - Founder and Chief Executive Officer Vincent Capone General Counsel and Corporate Secretary T od a y ’ s Presenters Spectral MD Rosecliff Acquisition Corp I Michael Murphy Chief Executive Officer 2

Spectral MD is building on $130+mm U.S. Government contracts for the Burn Indication and to expand our AI technology platform into Diabetic Foot Ulcers (DFU) and multiple other clinical indications Investment Highlights (2) Fortune Business Insights: Diabetic Foot Ulcer Treatment Market Worth $11.16 Billion at 6.8% CAGR; Rise in Clinical Trials to Augment Market (3) Pixel data per Spectral MD clinical studies • AI Driven Assessment: DeepView System empowers healthcare providers to make an immediate, informed and more accurate AI wound care treatment decision in seconds • Large and Growing Markets: Initial target markets of burn wounds and diabetic foot ulcers represent aggregate total addressable markets of ~$14.7+bn by 2028 (1)(2) • FDA Breakthrough Designation: DeepView System received Breakthrough Device Status for Burn Indication in 2018 • Clear Regulatory Pathway: FDA, CE and UKCA regulatory submissions expected to commence in 2023 based on positive ongoing clinical study outcomes • Limited competition: Leading predictive medical diagnostic solution with meaningful clinical outcomes • Strong Competitive Barriers: Broad patent portfolio and an extensive proprietary AI database of 263+bn (3) clinically - validated data points • Proven Public Market Experience: DeepView System development supported by $16mm initial public offering on AIM Market of London Stock Exchange in 2021 (LON:SMD) • Systemwide Benefits: DeepView System expected to reduce costs for payors, provide clinically - validated support for advanced intervention by physicians and surgeons and is expected to reduce patient pain and suffering, and length of stay (LOS) • Upcoming Potential Indications: Burn Indication platform expected to be used for DFU and upcoming clinical indications including 3D Measurement (Proof of Concept (POC) ready), Digital Guided Therapy, VLU, cosmetics, CLI, debridement, amputation and others (1) Global Burn Care Market Size & Share Report, 2021 – 2028 3

4 About Rosecliff Acquisition Corp I (NASDAQ: RCLF) • Michael Murphy, CEO • Founder & Managing Partner, Rosecliff Ventures • Jordan Zimmerman, President • Founder & Chairman, Zimmerman Advertising • Brian Radecki, Chairman of the Board • CEO, Rapa Therapeutics; Previously CFO, CoStar Experienced Management Team • Listed on the NASDAQ on February 12, 2021 • Upsized initial public offering of $253mm • $4.6mm current Trust Account assets • Select Investment Criteria: □ Technology Focused □ Significant Addressable Market Size □ Sustainable Competitive Differentiation □ Promising Growth Path □ World Class Management Team Rosecliff Acquisition Corp I

Seeing what the naked eye cannot Thinking what the human brain cannot

• Extraction of AI model features from raw imaging data • Combined with Patient health matrix data • Pre - processing for AI • AI model trained and tested against a proprietary clinical database of 263+bn (1) clinically validated data points • AI algorithm integrates image and clinical data for model training Medical Imaging + AI Predictive Analytics • Accurate and immediate binary wound healing prediction in seconds • Non - healing – Surgery and advanced wound care products • Healing – Routine care • Patented proprietary multi - spectral imaging data acquisition in milliseconds • Obtain wound tissue physiology and viability biomarkers • Capturing injured tissue spectral signature (1) Pixel data per Spectral MD clinical studies. DeepView Imaging Data Extraction AI Model Building AI Wound Healing Prediction 6

Multispectral Clinical Image Database for AI Model Building Pattern recognition for tissue pathology Patient health matrix data AI Model is inclusive of Fitzpatrick scale of skin tones AI Architecture Algorithm Update • Comparison of AI output to Ground Truth identifies differences • Backpropagation fine tunes AI model Accurate Ground Truth • Gold standard medical diagnoses obtained for every image • Expert Panel of surgeons and pathologists review every image Output Generation • AI model makes prediction on patient’s tissue pathology • Delivered to clinician within seconds 7

D EEP V IEW D ATA AI M ODEL DFU TAM $11bn CAGR 6.8% (2) Burn indication investment accelerates expansion into DFU and other indications Burn TAM $3.7bn CAGR 6.9% (1) Snapshot M (fully handheld) Military Miniaturized Mobile Home Healthcare Digital Guided Therapy VLU Cosmetics Amputation Debridement Others Upcoming Indications 3D Measurement (POC ready) CLI 8 One Imaging Platform, Many Indications (1) TAM and CAGR - Global Burn Care Market Size & Share Report, 2021 – 2028 (2) TAM and CAGR - Fortune Business Insights: Diabetic Foot Ulcer Treatment Market Worth $11.16 Billion at 6.8% CAGR; Rise in Clinical Trials to Augment Market

Burn Professional Diagnostic accuracy: (2)(3) 50 - 75% Wait to determine the need for surgery: up to 21 days C URRENT M ARKET P ROBLEM Burn Wounds D EEP V IEW I MPACT DeepView Diagnostic accuracy: (4) 92% in seconds Reduce average length of stay (LOS) by: (3) 3+ days (1) Burn - Related Hospital Inpatient Stays and Emergency Department Visits, 2013: Statistical Brief #217 (2) Assessment of burn depth and burn wound healing potential. Burns. Volume 34 - 6. September 2008, pages 761 - 769 (3) Huson HB, Phelan HA, G'Sell DJ, Smith S, Carter JE. If Seeing Was Believing A Retrospective Analysis of Potential Reduced Treatment Delays with a Novel Burn Wound Assessment Device. JBCR 2021;(42)S117 - 18 (4) Data from Spectral MD’s IRB approved Proof of Concept Clinical Study (5) TAM and CAGR - Global Burn Care Market Size & Share Report, 2021 – 2028 Total addressable market: $3.7 bn CAGR 6.9% (5) Average cost of stay: (1) $24,000 Average length of stay (LOS): (1) 8.1 days 9

No diagnostic tool available therapy or revascularization Diabetic Foot Ulcers (DFU) Standard of Care (SOC) for DFU wound care: Wait 30 days SOC effectiveness: 40% non - responsive (3) Requires advanced C URRENT M ARKET P ROBLEM D EEP V IEW I MPACT DeepView Diagnostic accuracy: 86% in seconds (4) Quicker Time to advanced therapy Better Wound healing and reduce overall visits/utilization Total addressable market: $11 bn CAGR 6.8% (5) 5.2 million DFU patients/year (1) 15.5 visits per year (1) Cost of up to $63,100 per DFU patient per year (1) 10 (1) DFU Market Research Report, Delveinsight, January 2021. DFU patients in U.S., U.K., Germany, France, Italy and Spain in 2017 (2) https://pubmed.ncbi.nlm.nih.gov/29611155 does not show any relevant data, maybe this article for $63,100 https://journals.sagepub.com/doi/10.1177/107110079501600702 (3) https://diabetesjournals.org/care/article/41/4/645/36918/Current - Challenges - and - Opportunities - in - the Prevention and Management of Diabetic Foot Ulcers . (4) Data from Spectral MD’s IRB approved Proof of Concept Clinical Study (5) TAM and CAGR - Fortune Business Insights: Diabetic Foot Ulcer Treatment Market Worth $11.16 Billion at 6.8% CAGR; Rise in Clinical Trials to Augment Market

Burn II 2019 - 2023 Total BARDA Funding of $96.9mm Burn I 2013 – 2019 Total BARDA Funding of $26mm Option 2 Options 1B Mod Option 1B Option 1A Base Human clinical trial for validation Production & sales readiness Gen 3 FDA clearance Accelerate commercialization pathway Further expand human clinical trials Increase interoperability with EHR Manufacturing readiness for volume production Gen 3 development Faster, more accurate performance device and AI Assess burn market Expanded human clinical trials for algorithm training Proof of concept Prototype development Human clinical trials Gen 1&2 development and FDA clearance Goal Initial contract value $21.9mm Initial contract value $8.2mm Initial contract value $91.7mm (grew to $96.9 mm) $27.3mm $20.6mm $18.8mm Initial contract value $13.1mm (grew to $26mm) $96.9mm $26.0mm Contract Amount $122.9mm Cumulative Total Funding: BARDA Award Funding History to Date 11

Under this SSN, BARDA is specifically seeking burn wound imaging technologies that could enable physicians to efficiently triage burn patients and make more informed treatment decisions. The technologies sought are expected to function in routine healthcare settings such as emergency departments (ED ) as well as in specialized burn centers and trauma units. Imaging technologies that are well - integrated in routine healthcare settings inherently build national preparedness and the capability to apply these tools during mass casualties involving burn injuries. Federal announcement February 2 nd , 2023 (1)(2) BARDA Burn Sources Sought Notice (SSN) SMD Response: Estimated Award : (2) February 27 th , 2023 Commencing as early as Q4 2023 (1) BARDA SSN: https://sam.gov/opp/a09c04955c254842bdb7b592bcb57bd6/view (2) Pre - Solicitation Notice: https://sam.gov/search/?page=1&pageSize=25&sort= - modifiedDate&sfm%5BsimpleSearch%5D%5BkeywordRadio%5D=ALL&sfm%5BsimpleSearch%5D%5BkeywordTags%5D%5B0%5D%5Bkey%5D=%22burn%20ima gin g%20technology%22&sfm%5BsimpleSea rch%5D%5BkeywordTags%5D%5B0%5D%5Bvalue%5D=%22burn%20imaging%20technology%22&sfm%5BsimpleSearch%5D%5BkeywordEditorTextarea%5D= &sf m%5Bstatus%5D%5Bis_active%5D=true 12

The system BARDA is looking for needs to handle “%TBSA” (percentage of body burned) – which is a triage component - and quickly show “non - healing and healing” burn injury elements “with a high degree of sensitivity” The product needs to have clinical data from a “variety of adult and pediatric populations” “The product needs to be FDA approved or near FDA approval” “The product needs to be developed and ready for commercialization with US manufacturing” BARDA asking for “non - invasive” and “easy - to - interpret, actionable information for clinical decisions” Ease of Use, High Accuracy and Interpretation Burn Size and Depth Regulatory Readiness Demographic Data Diversity Commercialization and Infrastructure Readiness …Meets all SSN Requirements 13 SSN culminates from years of collaboration with BARDA on the Burn Indication

DeepView AI – Systemwide Benefits Improve health and cost outcomes for all Clinician Hospital D ECREASED C OSTS P ER I NPATIENT Patient Payers I NNOVATION J USTIFICATION • Eliminate unnecessary payments • Objective and Validated Treatment Support I MPROVE E XPERIENCE • Reduce treatment time for patients and caregiver burden • Reduce infection and treatment complications • Reduce pain and suffering I MPROVED P ATIENT O UTCOMES • Informed treatment decisions • Increase Efficiency Reduce LOS • Uniformed Clinical decisions • Equality of Care • Government Digital Initiatives • Improve Efficiency 14

To change the standard of care through real world evidence of how burns are diagnosed and treated Providers Emergency Depts. Trauma I & II Units Hospital Burn Centers Reduce LOS (3+ Days) (3) 5,418 US Sites of Service (1) $165,000 Savings per unnecessary surgery (4) Go T o Market Strategy - Burn Europe Sites of Service (2) 3,147 >$7,000 Savings per patient for unnecessary transfers from ED (5) Target Markets Anticipated Outcomes (1) Definitive Healthcare 2021 - Active Sites for ED, Trauma Level 1 & 2, and Burn Centers (2) WHO - European Health Information Gateway 2014/2015 and Burn centers registered with the European Burn Association (3) Evaluating Real - World National and Regional Trends in Definitive Closure in U.S. Burn Care: A Survey of U.S. Burn Centers. JBCR 2021;43(1):141 - 48. National Injury Resource Database (4) Definitive Healthcare 2019 Private Pay and CMS pay of inpatient versus outpatient DRG codes (5) The Effectiveness of Regionalized Burn Care: An Analysis of 6,873 Burn Admissions in North Carolina from 2000 to 2007. Regional Air Transport of Burn Patients: A Case for Telemedicine? 15

Reimbursement and Revenue Model for DeepView AI Burn Go T o Market Strategy – Burn (continued) DRG Reimburse under existing inpatient codes Short – Term: NTAP Gain additional payment for new technology adoption Intermediate: Interpretation Code Gain additional payment for new AI interpretation specific CPT E/M Codes Long - term: • Capital sales to US Government and direct to healthcare providers • Establish entry to broad network of emergency rooms, trauma centers and burn centers DeepView Imaging System Sales: • SaaS model for annual software licensing, software upgrades and maintenance • Payment - per - Click also available for flexible billing AI Burn Software Subscription: M ARKET A CCESS R EVENUE M ODEL 16

To change the standard of care through real world evidence for diagnosis and treatment of DFU Podiatry Providers Emergency Depts. Community Nursing Wound Care Clinic Foot & Ankle Clinic Saving 28 Days to use of Advanced Wound Care products and procedures and surgery (3) 4,214 US Sites of Service (1) Go T o Market Strategy – Diabetic Foot Ulcer (DFU) 13,312 Europe Sites of Service (2) Reduce 4 - 8 Visits Saving Patient and Healthcare Provider time and cost savings (4) Saving >$4,460 Expedited treatment savings per patient (5) Target Markets Anticipated Outcomes (1) 2019 Definite Healthcare with minimum of diagnosing DFU 24 times annually (2) WHO - European Health Information Gateway 2014/2015 , assumption each hospital provides wound care services (3) Current SOC is use of traditional wound care: cleanse, debride, wet to moist dressings for 4 weeks. (4) Average patient sees physician once or twice per week for 4 weeks total reduction of visits is 4 to 8 visits (5) https://diabetesjournals.org/care/article/37/3/651/29343/Burden - of - Diabetic - Foot - Ulcers - for - Medicare - and Private Insurers 17

To change the standard of care through real world evidence for diagnosis and treatment of DFU Go T o Market Strategy – DFU (continued) CPT Reimburse under existing inpatient codes Short – Term: APC Gain additional payment for new technology adoption Intermediate: Unique AI Code Incremental additional revenue for AI interpretation Long - term: • SaaS model for annual software licenses, software upgrades and maintenance • Payment - per - Click is also available for flexible billing AI DFU Software Subscription: • Low - cost initial sales and/or leasing model to cost sensitive wound care clinics • Partner with podiatry group management companies for fast and cluster clinical outreach DeepView Imaging System Sales: M ARKET A CCESS R EVENUE M ODEL 18

3D Measurement DeepView SnapShot M AI DFU AI Burn D EEP V IEW G EN 3 A NTICIPATED R EGULATORY S UBMISSIONS (1) Indication 2023 2024 2025 2026 19 FDA Breakthrough Designated Status for Burn Indication allows for prioritized reviews and a dedicated line of communication with reviewing members of the FDA. • DeepView Snapshot Imaging Systems: Class I (Worldwide) • AI Burn, AI DFU: Class I – UKCA Mark • AI Burn, AI DFU: Class II – FDA • AI Burn, AI DFU: Class IIa – CE Mark • 3D Measurement: Class I (Worldwide) FDA Clearance Date (1) Technology Generational Advancements 2013 (FDA 510(k)# K124049) Photoplethysmography (PPG) DeepView Gen 1 2017 (FDA 510(k)# K163339) PPG and Multi - Spectral Imaging (MSI) DeepView Gen 2 (See Chart) MSI and AI Software DeepView Gen 3 Regulatory History And Submission Timeline (1) While Spectral MD believes it will obtain regulatory clearance on its MSI and AI Software for its DeepView Gen 3 device, there can be no assurance that it will receive such regulatory clearance or that it will receive such clearance in its anticipated timelines. Spectral MD received its UKCA Mark clearance for the DeepView Snapshot Imaging System for its Burn indication on July 13, 2023.

Objective : Develop a digital burn assessment tool for military and combat use DeepView Snapshot M is the fully handheld wireless version of the current cart - based DeepView System solution Supported by multiple non - dilutive US Department of Defense awards totaling $6+mm since 2017 Designed to transform wound care assessment including: • Military • First responder • Limited - access areas • Home health care market Military, Miniaturized, Mobile Upcoming Product Evolution DeepView Snapshot M (fully handheld) 20

Additional indications/areas of interest: • 3D Measurement (POC Ready) • Digital Guided Therapy • VLU • Cosmetics • CLI • Amputation • Debridement • Others Upcoming Indications 21 Burn indication investment accelerates expansion into DFU and other indications

DeepView captures a 3D point cloud of imaged tissue and provides accurate wound size measurements Wound size measurements are important for treatment decisions, documentation and compliance 22 Current wound size measurement technologies are lacking clinical adoption: • Limited in accurately/easily measuring all three wound dimensions (distance, area and volume) • Cumbersome requiring reference markers/stickers or multiple images DeepView’s rapid, accurate and easy - to - use wound size measurement technology generates an accurate 3D tissue representation from a single image snapshot enabling distance, area and volume measurements with sub - millimetric accuracy without reference markers/stickers or multiple images DeepView 3D wound size measurement technology proof - of - concept has been completed demonstrating rapid, accurate and easy - to - perform measurements - productization underway DeepView 3D wound measurement capable of becoming the standardized wound size tool for payors/practitioners AI Predictive Medical Diagnostics + Wound Size Measurement = One - Stop Wound Imaging Solution DeepView 3D Wound Management 152.8 cm 2

DeepView can tell the clinician the “what/when/how” of using a wound therapy DeepView Guided Therapy C URRENT P ROBLEM What & When: There are no tools to provide clinicians with objective data for determining the optimal type and timing of therapy for a specific patient and wound. Therapy decisions are based on subjective criteria leading to incorrect and untimely therapies How: There are no tools to provide clinicians with objective data about whether the selected therapy is being properly applied, leading to unsuccessful therapies. For example, a skin graft/substitute therapy will fail if the wound bed is not properly prepared for only healthy tissue D EEP V IEW G UIDED T HERAPY Digital Wound Assessment DeepView is the first and only digital wound assessment tool capturing a digital signature which quantifies the underlying biological status of the patient’s wound Data - driven Personalized Therapy Guidance Based on this personalized biological digital wound signature , DeepView’s AI can provide objective data regarding the type and timing of the optimal therapy as well as data on whether the selected therapy is applied correctly with the proper wound bed characteristics DeepView can enable more timely and objective selection of optimal wound therapies with higher success rates Unique Opportunity to Partner with Key Wound Therapy Industry Leaders 23

EU – Strategic alliance with Royal College of Surgeons Ireland (1) U.S. – Strategic partnership for clinical studies and clinical championship at 13 major centers (1)(2) Established key external development and manufacturing ecosystem for the production and delivery of our DeepView system • Medical device expertise • Vast domain knowledge and established development process • Scalable upon commercialization Processes in accordance with FDA and CE Mark regulations and standards Strategic Partnerships (1) All trademarks, logos and brand names are the property of their respective owners. All company, product and service names used in this presentation are for identification purposes only. Use of these names, trademarks (2) Spectral MD clinical trial sites and brands does not imply endorsement Clinical Development & Manufacturing 24

U.S. and Global IP • Tissue classification on MSI and PPG • Amputation site analysis on MSI, machine learning and healthcare matrix • DFU healing potential prediction and wound assessment on MSI, machine learning and healthcare matrix • High - precision, multi - aperture, MSI snapshot imaging 9 active patent application families protecting our core current and anticipated future lines of business 10 Issued and allowed U.S. patents • Burn/Wound classification • on MSI and PPG Wound assessment on MSI, optical, biomarkers, and machine learning • Burn/Histology assessment on MSI and machine learning • High - precision single aperture snapshot imaging with multiplexed illumination • Topological characterization and assessment of tissue including wounds, using MSI and machine learning 10 Issued and allowed international patents 5 Pending U.S. patent applications 29 Pending international patent applications Intellectual Property – Formidable Barrier to Entry 25

20 yrs+ managing emerging technologies in AI, Imaging and NLP at Sensata, Texas Instruments, and Philips Wensheng Fan Chief Executive Officer/Co - Founder 12 yrs+ of clinical R&D of tissue optics. Served as the PI on multiple NSF, NIH, DoD grants and BARDA contracts Jeffrey Thatcher, PhD Chief Scientist 30 yrs+ years of clinical experience in wound technology assessment, development, research, and innovation with major industry leaders Mary Regan, PhD VP of Clinical Affairs 20 yrs+ of marketing experience for medical device and diagnostic companies Christine Marks VP of Marketing & Commercialization 30 yrs+ of experience in R&D, Production with global medical device companies Louis Percoco General Manager - Manufacturing 20 yrs+ of Finance and Operations experience in healthcare and life sciences at KCI (Acelity), 3M, Siemens, and BIOTRONIK Nils Windler Chief Financial Officer Kevin Plant VP of Software and Data Science 10 yrs+ of software and data science leadership experience at St. Jude and Abbot 10 yrs+ of private equity investing in life sciences & technology companies, 20 yrs+ of technology company representation at Morgan Lewis, Reed Smith & KPMG Vincent Capone General Counsel & Corporate Secretary Niko Pagoulatos, PhD Chief Operating Officer 25 yrs+ of experience in engineering, clinical and business aspects of specialized medical ultrasound imaging including AI in ultrasound Exceptional T e a m with Record of Success 26

Board of Directors Strategic Advisory Board 27 Richard Cotton Non - Executive Chairman Toby Cosgrove • Former President and Chief Executive Officer of Cleveland Clinic and currently serves as an Executive Advisor for Cleveland Clinic • Former President of the American Association of Thoracic Surgery Wensheng Fan Chief Executive Officer John Botts • Operating Partner of Corsair, based in London and Senior Advisor to Allen & Company Advisors LLP • Former Chief Executive of Citicorp’s Investment Bank in Europe, Middle East and Africa, Chairman of CVC’s Investment Committee in Europe Board and Advisors (1) Messrs. Murphy and Sadagopan are expected to join the Board upon closing of the de - SPAC transaction Mike Murphy (1) RCLF Designee Martin Mellish Audit Committee Chairman Cynthia Cai Compensation Committee Chairperson Deepak Sadagopan (1) Audit Committee

Summary Financials 2023E (1) 2022A 2021A Income Statement ($USD mm) 26,433 25,368 15,239 Research and development revenue (15,978) (14,531) (8,187) Cost of revenue 10,454 10,837 7,052 Gross profit Operating costs and expenses: 19,204 13,484 11,231 General and administrative 19,204 13,484 11,231 Total operating costs and expenses (8,750) (2,647) (4,179) Operating income (loss) Other income (expense): 0 (12) (17) Interest expense 0 57 298 Change in fair value of warrant liability 0 (253) (188) Foreign exchange transaction loss (137) 49 - Other income (expense) (137) (159) 93 Total other income (expense) (8,887) (2,806) (4,086) (Loss) income before income taxes 287 (106) 98 Benefit (provision) for income taxes (8,700) (2,912) (3,988) Net (loss) income (1) Bloomberg LP consensus estimates as of June 20, 2023 28

$184mm enterprise valuation to market • Implied pro forma market capitalization of $207mm $23M of cash held on the pro forma balance sheet (1)(2) • Assuming no redemptions, SMD will receive proceeds of $4.6mm from Trust Account • Rosecliff expenses capped at $3.25mm • SMD stockholders rolling 100% of their equity and will own 82% of the pro forma equity following closing PIPE transaction expected to raise an additional $10.0mm - $30.0mm • Target PIPE size of $20mm • With $10.0mm PIPE raise, company has fully funded business plan through 2024 SPAC T r a n sactio n Overview Transaction Highlights Implied Sources and Uses (1)(2) Pro Forma Valuation ($mm) (1)(2) Pro Forma Ownership (1)(2)(3) Pro Forma Valuation at $10.00 per Share $10.00 SMD Share Price at Closing 20.8 Pro Forma Shares Outstanding $208.4 Pro Forma Equity Market Cap 0 Plus: Pro Forma Debt (22.9) Less: Pro Forma Cash $185.5 Pro Forma Total Enterprise Value ($mm) Sources $170.0 SMD Shareholder Equity Rollover 20.0 Est. PIPE Financing 13.8 RCLF Sponsor Promote 10.3 Existing Cash on B/S 4.6 SPAC Cash in Trust $218.7 Total Sources of Funds ($mm) Uses $170.0 SMD Shareholder Equity Rollover 22.9 Cash to Balance Sheet 13.8 RCLF Sponsor Promote 12.0 Est. Transaction Fees and Expenses $218.7 Total Uses of Funds At $10.00 % Own Shares (mm) 81.6% 17.0 SMD Shareholders 9.6% 2.0 PIPE Investors 6.6% 1.4 Sponsor 2.2% 0.5 RCLF Shareholders 100.0% 20.8 Total 29 (1) Assumes PIPE financing of $20mm (2) Assumes no redemptions from RCLF trust account (3) Assumes no private warrant exercises at a $10.00 per share valuation Note: Please refer to the Registration Statement on Form S - 4 filed with the SEC on May 2, 2023, as amended, for a complete overview of the SPAC Transaction

Public Comps 5.9x 21.8x 16.2x 15x 10.9x 6.7x 9.3x 8.5x 7.8x 7.3x 6.7x 6.3x 4.8x 4.3x 3x 1.3x EV/ 2023E Revenue Overall Median: 7.3x Median: 15.0x AI - Enabled Technology Median: 6.5x Healthcare Technology Source: S&P Capital IQ as of 6/13/23. 30

SpectralMD Key T a k e awa y s • Breakthrough Designated Disruptive Technology • Addressing Unmet Clinical Need by wound Healing Assessment in Seconds • Substantial High - Growth Market Opportunities (Geography and Pipeline Applications) • Proprietary AI platform supports scalable recurring revenue model (SaaS) • Well capitalized via long history of US Government Funding and currently publicly traded on AIM Market • Proposed US capital markets listing (Nasdaq) expected to elevate corporate profile for greater access to growth capital • Strategic clinical and manufacturing partnerships for upcoming regulatory submissions and US, UK and EU product launches • Proven, seasoned leadership team in place to execute strategy 31

Appendix 32

Forward Looking Statements Forward - Looking Statements 33 This presentation contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This includes, without limitation, all statements regarding (i) the proposed business combination (the “Transaction”) with Rosecliff Acquisition Corp I (“Rosecliff”), including statements regarding anticipated timing of the proposed business combination (the “Transaction”), (ii) redemptions, (iii) valuation of the proposed Transaction, (iv) the closing of the proposed Transaction, (v) the ability to regain compliance with Nasdaq Capital Market listing requirements and to maintain listing, or for the Combined Company to be listed, on the Nasdaq Capital Market, (vi) Rosecliff and Spectral MD’s managements’ expectations and expected synergies of the proposed Transaction and the Combined Company, (vii) the use of proceeds from the proposed Transaction, (viii) potential government contracts, (ix) expected beneficial outcomes and synergies of the proposed Transaction estimated ownership of the combined company following the Transaction, (x) the related PIPE transaction and proceeds, (iii) Spectral MD’s regulatory pathway for and timing of FDA, CE and UKCA regulatory submissions and approvals, (xi) Spectral MD’s U.S. government contracts and future awards, (xii) the total anticipated target markets for burn wound and diabetic foot ulcers, (vi) possible competitors, (vii) potential future indications and applications for DeepView and areas of interest supported by BARDA, (xiii) Spectral MD’s future and pending U.S. patent applications and foreign and international patent applications, (xiv) the AIM delisting and its effects for U.K. Spectral MD shareholders, and (xv) pro forma information and other estimated values. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward - looking statements. These forward - looking statements may include projections and estimates concerning the timing and success of strategies, plans or intentions. We have based these forward - looking statements on our current expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control and could cause actual results to differ materially from any future results, performance or achievements expressed or implied by these forward - looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward - looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. These forward - looking statements are expressed in good faith, and Spectral MD and Rosecliff believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward - looking statements will occur or be achieved. Forward - looking statements speak only as of the date they are made, and neither Spectral MD nor Rosecliff is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward - looking statement, whether as a result of new information, future events or otherwise, except as required by law. Forward - looking statements are inherently subject to risks, uncertainties and assumptions. In addition to risk factors previously disclosed in Rosecliff’s reports filed with the SEC and those identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from forward - looking statements or historical performance: (i) risks associated with product development and regulatory review, including the time, expense and uncertainty of obtaining clearance, approval or De Novo classification for Spectral MD’s DeepView technology, (ii) Spectral MD’s ability to obtain additional funding when needed and its dependence on government funding, (iii) the risk that the proposed Transaction may not be completed in a timely manner at all, which may adversely affect the price of Rosecliff’s securities; (iv) the failure to satisfy the conditions to the consummation of the proposed Transaction, including the adoption of the business combination agreement by the stockholders of Rosecliff and the stockholders of Spectral MD, and the receipt of certain governmental and regulatory approvals; (v) the lack of third party valuation in determining whether or not to pursue the proposed Transaction; (vi) the ability of Rosecliff to regain compliance with Nasdaq Capital Market listing requirements and to maintain listing, or for the combined company to be listed, on the Nasdaq Capital Market; (vii) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (viii) the outcome of any legal proceedings that may be instituted against Rosecliff or Spectral MD following announcement of the proposed Transaction; (ix) the inability to complete the proposed Transaction due to, among other things, the failure to obtain Rosecliff stockholder approval on the expected terms and schedule and the risk that regulatory approvals required for the proposed Transaction are not obtained or are obtained subject to conditions that are not anticipated; (x) the risk that the proposed Transaction may not be completed by Rosecliff’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; (xi) the effect of the announcement or pendency of the proposed Transaction on Spectral MD’s business relationships, operating results, and business generally; (xii) volatility in the price of Rosecliff’s securities due to a variety of factors, including changes in the competitive and regulated industries in which Rosecliff plans to operate or Spectral MD operates, variations in operating performance across competitors, changes in laws and regulations affecting Spectral MD’s or Rosecliff’s business, Spectral MD’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure; (xiii) Rosecliff’s ability to raise capital as needed; (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Transaction and identify and realize additional opportunities; (xiv) the risk that the announcement and consummation of the proposed Transaction disrupts Spectral MD’s current operations and future plans; (xv) the ability to recognize the anticipated benefits of the proposed Transaction; (xvi) unexpected costs related to the proposed Transaction; (xvii) the amount of any redemptions by existing holders of the Rosecliff common stock being greater than expected; (xviii) limited liquidity and trading of Rosecliff’s securities; (xix) geopolitical risk and changes in applicable laws or regulations; (xx) the possibility that Spectral MD and/or Rosecliff may be adversely affected by other economic, business, and/or competitive factors; (xxi) operational risk; and (xxii) changes in general economic conditions, including as a result of the COVID - 19 pandemic. The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” sections of the Rosecliff’s Annual Report on Form 10 - K, Quarterly Reports on Form 10 - Q, the Registration Statement on Form S - 4, as amended, filed with the SEC on May 2. 2023 and the other documents filed by Rosecliff from time to time with the SEC including the sections entitled “Cautionary Note Regarding Forward - Looking Statements”, “Cautionary Note Regarding Forward - Looking Statements and Risk Factor Summary”, “Risk Factors”, “Management’s Discussions and Analysis of Financial Condition and Results of Operations” and “Business” and in the Financial Statements. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. Any financial projections in this presentation (including the enterprise value being attributed to Spectral MD in the proposed Transaction or the post - transaction enterprise value) are forward - looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Rosecliff’s and Spectral MD’s control. While all projections are necessarily speculative, Rosecliff and Spectral MD believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Rosecliff and Spectral MD, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Readers are cautioned not to put undue reliance on forward - looking statements, and neither Rosecliff nor Spectral MD assumes any obligation and do not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Rosecliff nor Spectral MD gives any assurance that it will achieve its expectations.

Shareholder Information Special Information for U.K. Shareholders Reasons for the AIM Delisting The Company’s Board has resolved, subject to shareholder approval, to implement the AIM Delisting for the following reasons: Delisting from AIM would remove certain complexities and duplication that comes with administering two listing regimes . For example, by simplifying shareholder communications and compliance with regulatory requirements and by reducing associated costs and demand for internal resources . The Board expects that a Nasdaq - only listing will attract the appropriate investor base and investment style, maximizing the Company's ability to access deeper pools of capital and therefore strengthens its position to accelerate the commercialization of its AI Wound Diagnostics Technology via U . S . and European regulatory approvals and a potential U . S . federal procurement contract . Existing AIM investors will be able to own, trade, and transfer shares of the Combined Company following the Transaction . Accordingly, the Board believes that it is in the best interests of the Company and its shareholders as a whole to cancel the admission of the Company's common stock to trading on AIM. Effect of the AIM Delisting If the Resolution is passed by the Company’s shareholders and the Transaction is finalized, they will no longer be able to buy and sell common stock on AIM after the Delisting. Following the AIM Delisting taking effect, the Company will comply with all regulatory requirements for the Nasdaq listing, including all applicable rules and regulations of the SEC. The Company will no longer be subject to the AIM Rules for Companies or be required to retain the services of an independent nominated adviser. The Company will also no longer be required to comply with the continuing obligations set out in the Disclosure Guidance and Transparency Rules (the "DTRs") of the Financial Conduct Authority (the "FCA") or, provided the Company's securities remain outside the scope of the regulation, U.K. MAR. In addition, the Company and its shareholders will no longer be subject to the provisions of the DTRs relating to the disclosure of changes in significant shareholdings in the Company. Information for Holders of Spectral MD Common Stock Shareholders who continue to hold common stock following the Delisting will continue to be notified in writing of the availability of key documents on the Company's website, including publication of annual reports and annual general meeting documentation as well as obtaining additional information annual reports and other periodic reports being available on the SEC website www.sec.gov. 34

Disclaimer Additional Information and Where to Find It This presentation is provided for informational purposes only and contains information with respect to a proposed business combination among Spectral MD, Rosecliff, Ghost Merger Sub I Inc., a wholly - owned subsidiary of Rosecliff, and Ghost Merger Sub II LLC, a wholly - owned subsidiary of Rosecliff. In connection with the proposed Transaction, Rosecliff filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S - 4, which includes a proxy statement to be sent to Rosecliff stockholders and a prospectus for the registration of Rosecliff securities in connection with the proposed Transaction (as amended from time to time, the “Registration Statement”). A full description of the proposed Transaction is expected to be provided in the Registration Statement filed by Rosecliff with the SEC. Rosecliff's stockholders, investors and other interested persons are advised to read, the Registration Statement as well as other documents that have been or will be filed with the SEC, as these documents will contain important information about Rosecliff, Spectral MD, and the proposed Transaction. The Registration Statement has not yet been declared effective by the SEC. If and when the Registration Statement is declared effective by the SEC, the proxy statement/prospectus and other relevant documents for the proposed Transaction will be mailed to stockholders of Rosecliff as of a record date to be established for voting on the proposed Transaction. Rosecliff investors and stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC's website at www.sec.gov. Participants in the Solicitation Rosecliff, Spectral MD and certain of their respective directors, executive officers, other members of management and employees may, under SEC rules, be deemed participants in the solicitation of proxies from Rosecliff's stockholders with respect to the proposed Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Transaction of Rosecliff's directors and officers in Rosecliff's filings with the SEC, including the preliminary proxy statement and the amendments thereto, the definitive proxy statement, and other documents filed with the SEC. Such information with respect to Spectral MD’s directors and executive officers will also be included in the proxy statement. No Offer or Solicitation This presentation and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. Trademarks All trademarks, logos and brand names are the property of their respective owners. All company, product and service names used in this presentation are for identification purposes only. Use of these names, trademarks and brands does not imply endorsement . 35